June 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                             Aberdeen Standard Global Infrastructure Income Fund

File Nos. 333-234722 and 811-23490

Dear Ms. Dubey:

On behalf of Aberdeen Standard Global Infrastructure Income Fund (the “Fund” or the “Registrant”), we are writing to respond to additional comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided telephonically to Katherine Corey on June 1, 2020, relating to pre-effective amendment no. 1 to the Fund’s initial registration statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering of shares by the Fund (the “Shares”), which was filed on May 28, 2020.

For your convenience, the substance of the Staff’s comments have been restated below.  The Registrant’s responses are set out immediately under each of the Staff’s comments.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.               The Staff’s position is that investments in all 3(c)(1) and 3(c)(7) funds, including traditional private equity or hedge funds as well as sponsor vehicles that are organized as funds for administrative and/or tax purposes that intend to rely on section 3(c)(1) or 3(c)(7), be subject to a cap of 15% of the Fund’s net assets. Please revise the Fund’s disclosure accordingly.

Response:  The Registrant recognizes that Staff position and will add disclosure capping investments in all Section 3(c)(1) and 3(c)(7) Funds to no more than 15% of the Fund’s net assets at the time of investment.

2.               Please tell us how derivatives will be valued for purposes of calculating managed assets.  Please note that if they are valued using notional value, the Staff may have additional comments.

Response:  Derivatives are valued based on market value for purposes of calculating Managed Assets.

3.               Please confirm that a completed fee table will be filed prior to the Fund’s offering.

Response:  A draft of the completed fee table is attached hereto as Appendix A, subject to approval of the Fund’s key service providers by the Fund’s Board of Trustees, and the completed fee table will be included in a pre-effective amendment to the Fund’s Registration Statement prior to the commencement of an offering of the Fund’s shares.

4.               Under “Shareholder Transaction Expenses” in the Fund’s fee table, please disclose as separate sub-items the following costs associated with the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan: (a) $0.02 per share for open market purchases of common shares; (b) a maximum of $5.00 for optional share purchases; and (c) $0.12 per share or a maximum of $25.00 for sales of shares held in a dividend reinvestment account.  Details related to such charges, and other fees associated with the Plan, may be included in the footnote to the fee table.

Response:  The Registrant has made the requested changes to the fee table, a draft of which is attached hereto as Appendix A.

6.               With respect to footnote 6 to the fee table, please confirm that the AFFE disclosed includes estimated performance fees.

Response:  The Registrant confirms that it will include estimated performance fees as part of the AFFE disclosed in the fee table.

7.               With respect to exhibit a.3, either remove Section 7.7 of the Fund’s Agreement and Declaration of Trust or revise it so that it does not apply to claims brought under the federal securities laws. If you revise the section, please summarize the content of the section in the registration statement.

Response:  The Registrant will add the following at the end of Section 7.7: “Notwithstanding the foregoing, however, this Section 7.7 shall not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.”

In addition, the Registrant will modify the section “Certain Provisions in the Declaration of Trust and Bylaws—Action by Shareholders” in the prospectus to read as follows:

Under the Declaration of Trust and Bylaws, shareholder action can be taken only at an annual or special meeting of shareholders. In addition, the Fund’s Declaration of Trust prohibits derivative actions on behalf of the Trust by any person who is not a Trustee or shareholder of the Trust, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.

8.              With respect to exhibit b, either remove Article XIV of the By-laws or revise it to except out claims made under the federal securities laws. If you revise the section, please summarize the content of the section in the registration statement.  (See, for example, Black Creek Diversified Property Fund Inc., Correspondence dated April 6, 2020, Comment Response No. 1.)

Response: The Registrant will add the following at the end of Article XIV: “This exclusive forum provision does not apply to any claim under the U.S. federal securities laws for which the U.S.

federal courts have exclusive jurisdiction.”

In addition, the Registrant will add the following new sub-section under “Certain Provisions in the Declaration of Trust and Bylaws” in the prospectus:

Exclusive Forum

The Bylaws provide that, unless the Fund consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Fund, (b) any action asserting a claim of breach of any duty owed by any Trustee, officer or employee of the Fund to the Fund or to the shareholders of the Fund, (c) any action asserting a claim against the Fund or any Trustee, officer or employee of the Fund arising pursuant to any provision of the Trust Act, the Declaration of Trust or the Bylaws, or (d) any other action asserting a claim against the Fund or any Trustee, officer or employee of the Fund that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to any claim under the U.S. federal securities laws for which the U.S. federal courts have exclusive jurisdiction.

9.              Please note that the legality of shares opinion to be filed by amendment must be consistent with Staff Bulletin 19.

Response: A draft of the legality of shares opinion is filed herewith as Appendix B.

*  *  *  *  *

If you have any questions, please call me at (215) 405-5724.

Sincerely,

/s/ Katherine A. Corey, Esq.

Katherine A. Corey, Esq.
U.S. Counsel

cc:                                Lucia Sitar, Esq.

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.

Neesa Sood, Esq.

Appendix A

SUMMARY OF FUND EXPENSES

The  following  table  and  example  contain  information  about  the  costs  and  expenses  that  common shareholders will bear directly or indirectly. In accordance with SEC requirements, the expenses shown in the table below are based on estimated amounts for the Fund’s first full year of operations and assume 12,500,000 common shares ($250 million) are issued. The table below shows the Fund’s expenses as a percentage of its net assets attributable to common shares and not as a percentage of gross assets or Managed Assets. The Fund’s actual expenses may vary from the estimated expenses shown in the table and, all other things being equal, will increase as a percentage of net assets attributable to common shares if the Fund issues less than 12,500,000 common shares. See “Management of the Fund.”

Shareholder Transaction Expenses (as a percentage of offering price):

Sales Load(1)	None
Offering Expenses Borne by the Shareholders (2)(3)	None
Dividend Reinvestment and Optional Cash Purchase Plan Fees: (4)
Fee for Open Market Purchases of Common Shares	$0.02 (per share)
Fee for Optional Shares Purchases	$5.00 (max)
Sales of Shares Held in a Dividend Reinvestment Account	$0.12 (per share) and $25.00 (max)

Annual Expenses (as a percentage of net assets attributable to common shares)

Management Fee(5)	1.35%
Other Expenses(6)	0.37%
Acquired Fund Fees and Expenses(7)	0.15%
Total Annual Expenses	1.87%

(1)              The Adviser (and not the Fund) has agreed to pay, from its own assets, underwriting compensation of up to $0.60 per common share to the Underwriters in connection with the offering, which aggregate amount will not exceed                % of the total public offering price of common shares sold in this offering. The Fund is not obligated to repay such underwriting compensation paid by the Adviser.

(2)              The Adviser (and not the Fund) has agreed to pay, from its own assets, all organizational expenses of the Fund and all offering costs associated with this offering. The Fund is not obligated to repay any such organizational expenses or offering costs paid by the Adviser.

(3)              The Adviser (and not the Fund) has agreed to pay from its own assets, upfront structuring fees to [ ] , [ ], and [ ]. In addition, ASII (and not the Fund) has agreed to pay to Vision 4 Fund Distributors, LLC (“Vision 4”) a fee equal to 0.40% of the total price to the public of common shares sold in this offering (inclusive of the over-allotment option) within 10 business days of the closing date of the initial public offering[, as well as 0.20% of the Fund’s then current total managed assets 12 months and 24 months following such date], as payment for providing certain distribution-related services, and up to $400,000 in expense reimbursement. See “Underwriting—Additional Compensation to be Paid by the Adviser and Other Relationships.”

(4)              Shareholders who participate in the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) may be subject to a one-time enrollment fee and fees on certain transactions. The Plan agent’s (as defined below under “Dividend Reinvestment Plan”) fees for the handling of the reinvestment of dividends will be paid by the Fund; however, participating shareholders will pay a $0.02 per share fee incurred in connection with open-market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant, which will be deducted from the value of the dividend. For optional share purchases, shareholders will also be charged a $2.50 fee for auto debits from a checking/savings account, a $5.00 one-time fee for online bank debit and/or $5.00 for check. Shareholders will be subject to $0.12 per share fee and either a $10.00 fee (for batch orders) or $25.00 fee (for market orders) for sales of shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Plan agent is required to pay. For more details about the Plan, see “Dividend Reinvestment Plan.”

(5)              The Adviser will receive a fee at an annual rate of 1.35% of the average daily value of the Fund’s Managed Assets.

(6)              Other Expenses are estimated for the Fund’s first fiscal year. “Other Expenses” includes the Fund’s estimated overhead expenses, including payments to the Fund’s transfer agent, administrator, custodian, fund accountant and legal and accounting expenses for the first year of operations. Common  shareholders indirectly bear the costs associated with such other expenses as well as all other costs not specifically assumed by the Adviser and incurred in connection with the Fund’s operations.

(7)              Acquired Fund Fees and Expenses (“AFFE”) are estimated for the Fund’s first fiscal year. AFFE are indirect costs incurred by the Fund as a result of investment in one or more unregistered funds. For illustrative purposes, the AFFE disclosed above includes an estimate of carried interest charges that may be incurred as a result of investment in one or more unregistered funds; however, such carried interest charges are not expected to be incurred in the Fund’s first fiscal year because they are generally charged later in the life of an unregistered fund. Additionally, such carried interest charges are based on the historic returns of unregistered funds similar to those in which the Fund may invest, which may change substantially over time and, therefore, significantly affect the AFFE actually incurred by the Fund in the future. Excluding an estimate of such carried interest charges, the estimated AFFE for the Fund’s first fiscal year would be 0.07% and the Fund’s total expense ratio would be 1.79%.

Appendix B

July   , 2020

Aberdeen Standard Global Infrastructure Income Fund

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

Re:          Registration Statement on Form N-2 (Reg. No.   )

Ladies and Gentlemen:

We have served as Maryland counsel to Aberdeen Standard Global Infrastructure Income Fund, a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company (the “Company”), in connection with certain matters of Maryland law arising out of the offering and sale of common shares (the “Shares”) of beneficial interest, $0.001 par value per share, of the Company, covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the 1940 Act.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.             The Registration Statement and the related form of prospectus included therein, substantially in the form in which it was transmitted to the Commission under the 1933 Act and the 1940 Act;

2.             The Certificate of Trust of the Company and the Certificate of Amendment, certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.             The Amended and Restated Declaration of Trust of the Company (the “Declaration of Trust”), certified as of the date hereof by an officer of the Company;

4.             The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5.             A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.            Resolutions (the “Resolutions”) adopted by the Board of Trustees (the “Board of Trustees”) of the Company relating to the filing of the Registration Statement and the issuance of the Shares, certified as of the date hereof by an officer of the Company; and

7.             A certificate executed by an officer of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.             Each individual executing any of the Documents, whether on behalf of such individual or any other person, is legally competent to do so.

2.             Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.             Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.             All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.             The Company is a statutory trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.             The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions relating to the Shares adopted by the Board of Trustees or a duly authorized committee thereof, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with the 1940 Act or other federal securities laws, or state securities laws, including the securities laws of the State of Maryland.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,